

GAMCO
INVESTORS

One Corporate Center
Rye, NY 10580-1422
t 914.921.3900
f 914.921.5099
GABELLI.COM

October 3, 2018

Mr. Alberto Shaio
President and Chief Executive Officer
Trans-Lux Corporation
135 East 57th Street, 14th Floor
New York, NY 10022

Dear Alberto:

Congratulations on being named President and Chief Executive Officer of Trans-Lux.

We noticed after reading your most recent 10-Q that you are in need of additional capital. Trans-Lux has taken steps to turn around its business and we believe in the future of the company.

In recent years we have supported several rights offerings.

We would look favorably on participating for our clients who are currently holders of your shares should you elect to do a rights offering – all else constant.

Sincerely,

Mario J. Gabelli

MJG:bd